UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                 (Amendment No. _____________)*

                    CoreStates Financial Corp
                        (Name of Issuer)

                 Common Stock ($1.00 Par Value)
                 (Title of Class of Securities)

                           218695104
                         (CUSIP Number)

                           Jeffrey P. Waldron, Esquire, Stevens & Lee,
                      One Glenhardie Corporate Center, 1275 Drummers Lane,
                         Wayne, Pennsylvania 19087-0236  (610-964-1480)
(Name, Address and Telephone Number of Person Authorized to
                               Receive Notices and Communications)

                         October 10, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13D).

CUSIP NO. 218695104

1.     Name of Reporting Person:  Meridian Bancorp, Inc.
       S.S. or I.R.S. Identification No. of Above Person
               IRS Identification No.:  23-2237529

2.     Check the appropriate box if a member of a group          (a)     [ ]
                                                                 (b)     [ ]

3.     SEC use only

4.     Source of Funds
               BK     AF      WC     OO

5.     Check box if disclosure of legal proceedings is required
       pursuant to Items 2(d) or 2(e)                                  [ ]

6.     Citizenship or place of organization
               Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

       7.      Sole Voting Power
                      27,643,009

       8.      Shared Voting Power
                      0

       9.      Sole Dispositive Power
                      27,643,009

       10.     Shared Dispositive Power
                      0

11.    Aggregate amount beneficially owned by each reporting person
                      27,643,009

12.    Check box if the aggregate amount in row (11) excludes
       certain shares                                                 [ ]

13.    Percent of class represented by amount in row (11)
                      19.9%

14.    Type of reporting person
               HC     CO

                                          SCHEDULE 13D

ITEM 1.        Security and Issuer.

               This Schedule 13D relates to shares of common stock, par value $1.00 per share, of CoreStates Financial Corp
("CoreStates"), a business corporation incorporated under the laws of the Commonwealth of Pennsylvania. The principal executive offices of CoreStates are located at Broad & Chestnut
Streets, Philadelphia Pennsylvania 19107.

ITEM 2.        Identify and Background.

               (a), (b) and (c). This Schedule 13D is filed by Meridian Bancorp, Inc. ("Meridian"), a business corporation incorporated under the laws of the Commonwealth of Pennsylvania. Meridian is a multi-bank holding company which owns all of the outstanding capital stock of Meridian Bank, a Pennsylvania banking institution, Delaware Trust Company, a Delaware banking institution ("DTC"), and Meridian Bank, New Jersey, a New Jersey banking institution ("MBNJ"). Meridian's principal business and offices are located at 35 North Sixth Street, Reading, Pennsylvania 19601.

               The name, business address and present occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer, director and controlling person of Meridian are as follows:

                                                                   Present Principal
Name                             Business Address                  Occupation or Employment
DeLight E. Breidegam, Jr.        Lyon Station, PA 19536            President and Chief
                                                                        Executive Officer,
                                                                   East Penn Manufacturing
                                                                        Co., Inc.
                                                                   (battery manufacturer)
                                                                   Lyon Station, PA 19536

Thomas F. Burke, Jr.             1460 Wyoming Avenue               Attorney
                                 Forty Fort, Pa 19704              1460 Wyoming Avenue
                                                                   Forty Fort, Pa 19704

Robert W. Cardy                  P.O. Box 14662                    Chairman, President,
                                 Reading, PA 19612                 Chief Executive Officer and
                                                                   Director, Carpenter Technology
                                                                   Corp.
                                                                   (Specialty steel and alloys
                                                                   manufacturer)
                                                                   P.O. Box 14662
                                                                   Reading, PA 19612

Harry Corless                    P.O. Box 4455                     Retired Chairman,
                                 Greenville, DE 19807              ICI Americas, Inc.
                                                                   P.O. Box 4455
                                                                   Greenville, DE  19807

William D. Davis                 Commonwealth Plaza                Vice Chairman,
                                 33 W. 3rd Street                  Pennsylvania Enterprises, Inc.
                                 Williamsport, PA 17701            (utility holding company)
                                                                   Wilkes-Barre Center
                                                                   39 Public Square
                                                                   Wilkes-Barre, PA 18711

Julius W. Erving                 1420 Locust Street                President,
                                 Philadelphia, Pa  19102           The Erving Group and
                                                                   Dr. J. Enterprises
                                                                   1420 Locust Street
                                                                   Philadelphia, PA  19102

Fred D. Hafer                    P.O. Box 16001                    President, Chief Operating
                                 Reading, PA  19640                     Officer and Director,
                                                                   Metropolitan Edison Company
                                                                   (electric utility)
                                                                   P.O. Box 16001
                                                                   Reading, PA  19640

Lawrence C. Karlson              595 Skippack Pike                 Chairman, President and
                                 Suite 300                              Chief Executive Officer,
                                 Blue Bell, PA  19422              Karlson Corporation
                                                                   (private holding company)
                                                                   595 Skippack Pike
                                                                   Suite 300
                                                                   Blue Bell, PA  19422

Ezekiel S. Ketchum               35 North Sixth Street             Retired President and Chief
                                 P.O Box 1102                         Operating Officer
                                 Reading, PA  19603                Meridian
                                                                   Retired President and Chief
                                                                        Executive Officer,
                                                                   Meridian Bank
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Sidney D. Kline, Jr.             111 North Sixth Street            Attorney
                                 P.O. Box 679                      Stevens & Lee
                                 Reading, PA 19603                 111 North Sixth Street
                                                                   P.O. Box 679
                                                                   Reading, PA 19603

George W. Leighow                1221 Montour Boulevard            Veterinarian
                                 Danville, PA 17821                Leighow Veterinary Hospital
                                                                   1221 Montour Boulevard
                                                                   Danville, PA 17821

Samuel A. McCullough             35 North Sixth Street             Chairman and Chief Executive
                                 P.O. Box 1102                          Officer,
                                 Reading, PA 19603                 Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA 19603

Joseph F. Paquette, Jr.          2301 Market Street                Chairman, Chief Executive
                                 P.O. Box 8699                          Officer and Director,
                                 Philadelphia, PA  19101           PECO Energy
                                                                   (electric utility)
                                                                   2301 Market Street
                                                                   P.O. Box 8699
                                                                   Philadelphia, PA  19101

Daniel H. Polett                 600 North Broad Street            Chairman,
                                 Philadelphia, PA  19130           Wilkie Buick Chevrolet
                                                                        Subaru Co.
                                                                   (automobile dealership)
                                                                   600 North Broad Street
                                                                   Philadelphia, PA  19130

Lawrence R. Pugh                 P.O. Box 1022                     Chairman, Chief Executive
                                 Reading, PA  19603                     Officer and Director,
                                                                   VF Corp.
                                                                   (apparel manufacturer)
                                                                   P.O. Box 1022
                                                                   Reading, PA  19603

Paul R. Roedel                   P.O. Box 14662                    Retired Chairman and Chief
                                 Reading, PA  19612                     Executive Officer,
                                                                   Carpenter Technology Corp.
                                                                   (specialty steel and alloys
                                                                   manufacturer)
                                                                   P.O. Box 14662
                                                                   Reading, PA  19612

Wilmer R. Schultz                1540 Chestnut Street              President,
                                 Emmaus, PA  18049                 Wilmer R. Schultz, Inc.
                                                                   (general contractor)
                                                                   1540 Chestnut Street
                                                                   Emmaus, PA  18049

Robert B. Seidel                 114 Ridgewood Road                Retired Chairman,
                                 Radnor, PA  19087                 American Manufacturing
                                                                        Corporation
                                                                   (private holding company)
                                                                   114 Ridgewood Road
                                                                   Radnor, PA  19087

David E. Sparks                  35 North Sixth Street             Vice Chairman
                                 P.O. Box 1102                     Chief Financial Officer
                                 Reading, PA  19603                     and Director,
                                                                   Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

George Strawbridge, Jr.          3801 Kennett Pike                 Private Investor
                                 Suite B-100                       3801 Kennett Pike
                                 Greenville, DE  19807             Suite B-100
                                                                   Greenville, DE  19807

Anita A. Summers                 63330 307 SH-DH                   Professor Emerita and
                                 University of Pennsylvania             Senior Research Fellow,
                                 Philadelphia, PA  19104           University of Pennsylvania
                                                                   63330 307 SH-DH
                                                                   University of Pennsylvania
                                                                   Philadelphia, PA  19104

Judith M. von Seldeneck          1 Commerce Square                 Chief Executive Officer,
                                 2005 Market Street                The Diversified Search
                                 Suite 3300                             Companies
                                 Philadelphia, PA  19103           (executive search firm)
                                                                   1 Commerce Square
                                                                   2005 Market Street
                                                                   Suite 3300
                                                                   Philadelphia, PA  19103

Earle A. Wooton                  10 South Main Street              President,
                                 Montrose, PA  18801               Montrose Publishing
                                                                        Company, Inc.
                                                                   10 South Main Street
                                                                   Montrose, PA  18801

William M. Fenimore, Jr.         35 North Sixth Street             Group Executive Vice President,
                                 P.O. Box 1102                          Chief Technology Officer
                                 Reading, PA  19603                     and Head of Strategic
                                                                        Planning,
                                                                   Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

P. Sue Perrotty                  35 North Sixth Street             Group Executive Vice
                                 P.O. Box 1102                          President and Head
                                 Reading, PA  19603                     of Strategic Marketing
                                                                        and Distribution System
                                                                        Development,
                                                                   Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

John F. Porter, III              35 North Sixth Street             Chairman, President and
                                 P.O. Box 1102                          Executive Officer,
                                 Reading, PA  19603                Delaware Trust Company
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Paul W. McGloin                  35 North Sixth Street             Executive Vice President,
                                 P.O. Box 1102                     Meridian
                                 Reading, PA  19603                35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Robert J. Unruh                  35 North Sixth Street             Chairman, Meridian
                                 P.O. Box 1102                          Securities, Inc.
                                 Reading, PA  19603                Executive Vice President,
                                                                        Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Jan S. Berninger                 35 North Sixth Street             President, Lehigh Valley
                                 P.O. Box 1102                          Division,
                                 Reading, PA  19603                Meridian Bank
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

David R. Bright                  35 North Sixth Street             President, Delaware Valley
                                 P.O. Box 1102                          Division,
                                 Reading, PA  19603                Meridian Bank
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Thomas P. Dautrich               35 North Sixth Street             President, Susquehanna Valley
                                 P.O. Box 1102                          Division,
                                 Reading, PA  19603                Meridian Bank
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Alice D. Flaherty                35 North Sixth Street             Executive Vice President,
                                 P.O. Box 1102                     Meridian
                                 Reading, PA  19603                35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

R. William Holland               35 North Sixth Street             Executive Vice President and
                                 P.O. Box 1102                          Director of Human Resources,
                                 Reading, PA  19603                Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Wayne R. Huey, Jr.               35 North Sixth Street             Executive Vice President,
                                 P.O. Box 1102                     Meridian
                                 Reading, PA  19603                35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Richard E. Meyers                35 North Sixth Street             Executive Vice President,
                                 P.O. Box 1102                     Meridian
                                 Reading, PA  19603                35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

George W. Millward               35 North Sixth Street             Executive Vice President,
                                 P.O. Box 1102                     Meridian
                                 Reading, PA  19603                35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Thomas G. Strohm                 35 North Sixth Street             Executive Vice President,
                                 P.O. Box 1102                     Meridian
                                 Reading, PA  19603                35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

George W. Grosz                  35 North Sixth Street             President and Chief Executive,
                                 P.O Box 1102                           Meridian Asset Management,
                                 Reading, PA  19603                     Inc.
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Michael J. Mizak, Jr.            35 North Sixth Street             Senior Vice President and
                                 P.O. Box 1102                          Controller,
                                 Reading, PA  19603                Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

               (d) and (e). Neither Meridian nor any person identified in Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body which resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f). Each natural person identified in Item 2(a), (b) and (c) is a citizen of the United States of America.

Item 3.        Source and Amount of Fund or Other Consideration.

               The source of funds to be used by Meridian in making a purchase of shares of common stock of CoreStates, upon exercise of the Option (defined in Item 4 hereof) to which this Schedule
13D relates, if and to the extent the Option is exercised, will be either cash on hand at Meridian, dividends from Meridian Bank, DTC, MBNJ and/or other nonbank subsidiaries of Meridian, a loan from an unaffiliated bank or other financial service company, or other borrowings. Meridian has not made, at the date hereof, any definitive plans or arrangements regarding the source of such funds.

               Assuming the number of shares of CoreStates' common stock outstanding remains unchanged from the number issued and outstanding on September 30, 1995 (i.e., 138,909,597 shares), the exercise of the Option in full, at an Option Price (defined in Item 4 hereof) of $38.50 per share, will result in the purchase of 27,643,009 shares for an aggregate purchase price of $1,064,255,847.

Item 4.        Purpose of Transaction.

               On October 10, 1995, Meridian and CoreStates entered into a Stock Option Agreement (the "Stock Option Agreement") in which CoreStates granted to Meridian the option (the "Option") (under certain circumstances, described in this Item 4) to purchase up to 27,643,009 shares of CoreStates' common stock, subject to adjustment upon certain changes in CoreStates' capitalization, at an exercise price per share (the "Option
Price") of $38.50; provided, however, that in the event
CoreStates issues any shares of its common stock, except for shares issuable under outstanding stock options, at a price less than $38.50 per share, such $38.50 per share price shall be reduced to such lesser price. The Option was granted in connection with the execution by Meridian and CoreStates of a definitive Agreement and Plan of Merger dated as of October 10, 1995 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 4.1 and incorporated by reference herein, with respect to CoreStates' acquisition of Meridian through the merger of Meridian with and into CoreStates (the "Merger"). Upon completion of the Merger, the registration of Meridian's common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated.

               Meridian required CoreStates to grant the Option as a condition to Meridian entering into the Merger Agreement for the purpose of (i) providing some measure of compensation to Meridian for loss of the benefits expected from the Merger and/or loss of the opportunity to explore other transactions while the Merger is pending in the event that a third party acquires control of CoreStates and (ii) increasing the likelihood that the Merger will be completed. The Option is exercisable only upon the occurrence of certain events which would jeopardize completion of the Merger, none of which has occurred as of the date hereof.
These events (collectively, the "Purchase Events") are the following:

                              (i)  Without Meridian's prior written
       consent, CoreStates shall have recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than Meridian or any subsidiary of Meridian) to effect (A) a merger, consolidation or similar transaction involving CoreStates or any of its significant subsidiaries (other than transactions solely between CoreStates' subsidiaries that are not violative of the Merger Agreement), (B) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of CoreStates or any of its significant subsidiaries representing in either case 15% or more of the consolidated assets or deposits of CoreStates and its subsidiaries or (C) the issuance, sale or other disposition by CoreStates of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 15% or more of the voting power of CoreStates or any of its significant subsidiaries, other than, in each case of (A), (B), or (C), any merger, consolidation, share exchange or similar transaction involving CoreStates or any of its significant subsidiaries in which the voting securities of CoreStates outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into the voting securities of the surviving entity of any such transaction) at least 65% of the combined voting power of the voting securities of CoreStates or the surviving entity outstanding immediately after the completion of such merger, consolidation, or similar transaction (provided any such transaction is not violative of the Merger Agreement) (each of (A), (B), or (C), an "Acquisition Transaction"); or

                              (ii)  any person (other than Meridian or any
       subsidiary of Meridian) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act), other than a group of which Meridian or any subsidiary of Meridian is a member, shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 15% or more of the voting power of CoreStates or any of its significant subsidiaries; or

                              (iii) any person (other than Meridian or any subsidiary of Meridian) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities
       Act, with respect to, a tender offer or exchange offer to purchase any shares of CoreStates Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the then outstanding shares of CoreStates Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

                              (iv)  CoreStates shareholders shall not have
       approved the Merger by the requisite vote at the CoreStates shareholders' meeting, such shareholders' meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, or CoreStates's Board of Directors shall have withdrawn or modified in a manner adverse to Meridian the recommendation of CoreStates's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced that any person (other than Meridian or any subsidiary of Meridian) shall have (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction,
       (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (C) filed an application (or given a notice), whether in draft or final form, under the Home
       Owners' Loan Act, as amended, the BHC Act, the Bank Merger
       Act, as amended or the Change in Bank Control Act of 1978, as amended, for approval to engage in an Acquisition
       Transaction.

               In addition, CoreStates must provide Meridian with notice of certain Preliminary Purchase Events. A "Preliminary
Purchase Event" means any of the following events:

                              (i) any person (other than Meridian or any subsidiary of Meridian) shall have made a bona fide proposal to CoreStates or its shareholders by public announcement, or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction;
       or

                              (ii)  after a proposal is made by a third
       party to CoreStates or its shareholders to engage in an Acquisition Transaction, or such third party states its intention to the CoreStates to make such a proposal if the Plan terminates, CoreStates shall have breached any representation, warranty, covenant or agreement contained in the Plan; or

                              (iii) any person (other than Meridian or any subsidiary of Meridian) other than in connection with a transaction to which Meridian has given its prior written consent, shall have filed an application or notice with any Regulatory Authority for approval to engage in an Acquisition Transaction; or

                              (iv)  any event entitling Meridian to
       terminate the Plan pursuant to Section 7.01(E) thereof.

               The Stock Option Agreement provides that it shall terminate upon (1) effectiveness of the Merger contemplated by the Merger Agreement, (2) termination of the Merger Agreement in accordance with the provisions thereof, or (3) eighteen (18) months after the termination of the Merger Agreement if such termination occurs after a Purchase Event or Preliminary Purchase Event.

               Acquisition by Meridian of shares of CoreStates' common stock pursuant to exercise of the Option would be subject to prior regulatory approval under certain circumstances.

               The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by the text of such Stock Option Agreement which is incorporated herein by reference and attached hereto as Exhibit 4.2.

Item 5.        Interest in Securities of the Issuer.

               (a) Based on 138,909, 597 shares of CoreStates common stock outstanding on September 30, 1995, Meridian may be deemed the beneficial owner, in the aggregate, of 27,643,009 shares of CoreStates common stock, all being shares which, though presently unissued, are issuable in accordance with the terms and conditions of the Option. These 27,643,009 shares would represent approximately 19.9 of CoreStates shares of common stock outstanding upon issuance, assuming that no other shares are issued by CoreStates, including shares issuable upon exercise of options outstanding for CoreStates' common stock. To the knowledge of Meridian, no person identified in Item 2(a), (b) and
(c) hereof is the beneficial owner of any shares of common stock of CoreStates. Because the Option can be exercised only upon the occurrence of certain events, none of which has occurred as of the date hereof, Meridian disclaims beneficial ownership of shares of CoreStates common stock subject to the Option.

               (b) Meridian will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of CoreStates' common stock which Meridian may acquire upon exercise of the Option.

               (c) There were no transactions in the common stock of CoreStates effected by Meridian or, to the knowledge of Meridian, by any person identified in Item 2(a), (b) and (c) hereof during the sixty days preceding the date of this Schedule 13D.

               (d) No person other than Meridian has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock of CoreStates that may be deemed beneficially owned by Meridian on account of this Option.

               (e)    Not applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the Issuer.

       Except for the Merger Agreement (including the Affiliate Letters contemplated thereby) and the Stock Option Agreement, neither Meridian nor, to the knowledge of Meridian, any person identified in Item 2(a), (b) and (c) hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of CoreStates including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

               4.1 Agreement and Plan of Merger, dated as of October 10, 1995, between Meridian Bancorp, Inc. and
       CoreStates Financial Corp

               4.2 Stock Option Agreement, dated as of October 10, 1995, between Meridian Bancorp, Inc. and CoreStates
       Financial Corp

                                            Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 20, 1995                             MERIDIAN BANCORP, INC.

                                             By /s/David E. Sparks
                                                    David E. Sparks,
                                                    Vice Chairman and
                                                    Chief Financial Officer